UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOLDEN STATE VINTNERS, INC.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

38121K208

(CUSIP Number)

Gregory L. Surman

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

(213) 229-7853

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Jeffrey B. O’Neill

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,015,642 8. Shared Voting Power 0 9. Sole Dispositive Power 2,015,642 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,642

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.

Percent of Class Represented by Amount in Row (11)

Approximately 28.0% as of the date of this filing (based on: 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004, plus (in accordance with Rule 13d-3(d)(1)(i)(D)): (a) 724, 348 shares of Class B Common Stock issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days of February 26, 2004; (b) 906,771 shares of Class A Common Stock, immediately convertible by the Reporting Person into Class B Common Stock, outstanding as of February 17, 2004; and (c) 362,832 shares of Class A Common Stock, immediately convertible by the Reporting Person into Class B Common Stock, issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days of February 26, 2004).

14.	Type of Reporting Person IN

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Paul Violich

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 59,000 8. Shared Voting Power 0 9. Sole Dispositive Power 59,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.1% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004).

14.	Type of Reporting Person IN

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Hank Uberoi[1]

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 343,490 8. Shared Voting Power 0 9. Sole Dispositive Power 343,490 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,490

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.6% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004).

14.	Type of Reporting Person IN

[1]	This Schedule 13D supersedes the Schedule 13G filed by Hank Uberoi on January 23, 2004.

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sterling Management Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO (trust funds)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,000 8. Shared Voting Power 0 9. Sole Dispositive Power 20,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.4% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004).

14.	Type of Reporting Person OO (Revocable Grantor Trust)

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Peter Mullin

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 69,572 8. Shared Voting Power 0 9. Sole Dispositive Power 69,572 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,572

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.3% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004).

14.	Type of Reporting Person IN

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Scott Seligman[2]

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,229,600 8. Shared Voting Power 0 9. Sole Dispositive Power 1,229,600 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.7% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004).

14.	Type of Reporting Person IN

[2]	This Schedule 13D amends the Schedule 13D filed by The Scott J. Seligman Revocable Living Trust on November 12, 2003.

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Doug Bratton

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,800 8. Shared Voting Power 36,500 9. Sole Dispositive Power 10,800 10. Shared Dispositive Power 36,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,300[3]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.9% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004).

14.	Type of Reporting Person IN

3	Doug Bratton’s beneficial ownership of 47,300 shares of Class B Common Stock consists of 10,800 shares owned by BF Investments, L.P. (General Partner is DKB Management, Inc.—100% owned by Doug Bratton), and 36,500 shares owned in a joint account with his wife, Anne Marie Bratton.

CUSIP No. 38121K208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person William Hallman

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO (Peter Sterling, Jr. 1990 Trust funds)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,500 8. Shared Voting Power 0 9. Sole Dispositive Power 2,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.0% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004).

14.	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement of Schedule 13D (the “Statement”) relates to the Class B Common Stock (the “Class B Stock”) of Golden State Vintners, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 607 Airpark Road, Napa, California 94558.

Item 2. Identity and Background

This Statement is being filed by Jeffrey B. O’Neill, Paul Violich, Hank Uberoi, Sterling Management Trust, Peter Mullin, Scott Seligman, Doug Bratton and William Hallman (individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”).

Annex A, attached to this Statement, contains the following information concerning each Reporting Person and certain other persons: (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. Each of the natural persons named on Annex A, is a United States citizen. Sterling Management Trust, is a revocable grantor trust established pursuant to the Texas Trust Act. BF Investments, L.P. is a Texas limited partnership. DKB Management, Inc. is a Texas corporation. During the last five years, none of the persons or entities listed on Annex A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 25, 2004, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration

The total cost of the 2,015,642 shares of the Class B Stock beneficially owned by Mr. O’Neill is $3,116,106. Such funds were obtained from Mr. O’Neill’s personal funds. Of the 2,015,642 shares of Class B Stock beneficially owned by Mr. O’Neill: 21,691 are in the form of outstanding Class B Stock held by Mr. O’Neill; 724,348 are in the form of Class B Stock options exercisable by Mr. O’Neill within 60 days of February 26, 2004; 906,771 are in the form of outstanding Class A Common Stock, immediately convertible into Class B Stock (the “Class A Stock”), held by Mr. O’Neill; and 362,832 are in the form of Class A Stock options exercisable by Mr. O’Neill within 60 days of February 26, 2004.

The total cost of the 59,000 shares of the Class B Stock beneficially owned by Mr. Violich is $200,692. Such funds were obtained from Mr. Violich’s personal funds.

The total cost of the 343,490 shares of the Class B Stock beneficially owned by Mr. Uberoi is $1,088,863. Such funds were obtained from Mr. Uberoi’s personal funds.

The total cost of the 20,000 shares of the Class B Stock beneficially owned by Sterling Management Trust is $135,829. Such funds were obtained from the trust funds.

The total cost of the 69,572 shares of the Class B Stock beneficially owned by Mr. Mullin is $159,702. Such funds were obtained from Mr. Mullin’s personal funds.

The total cost of the 1,229,600 shares of the Class B Stock beneficially owned by Mr. Seligman, in his capacity as the controlling person of the Scott J. Seligman Revocable Living Trust, the record holder of the Class B Stock, is $4,346,551. Such funds were obtained from Mr. Seligman’s personal funds.

The total cost of the 47,300 shares of the Class B Stock beneficially owned by Mr. Bratton is $193,157. Such funds were obtained from Mr. Bratton’s personal funds.

The total cost of the 2,500 shares of the Class B Stock beneficially owned by Mr. Hallman, in his capacity as the trustee of the Peter Sterling, Jr. 1990 Trust, the record holder of the Class B Stock, is $18,329. Such funds were obtained from the funds of the Peter Sterling, Jr. 1990 Trust.

Each of the Reporting Persons has committed to contribute cash and/or stock of the Company to the equity of O’Neill LLC for the purpose of the acquisition described under Item 4 below. A copy of the form of the commitment letter is attached hereto as Exhibit 99.2. The commitments of the Reporting Persons are set forth on Annex B, attached hereto. Additional funds for the proposed acquisition will be provided pursuant to bank facilities arranged by Bank of the West.

Item 4. Purpose of Transaction

O’Neill Acquisition Company LLC (“O’Neill LLC”), a California limited liability company organized by Jeffrey O’Neill, is seeking to purchase the outstanding equity of the Company by way of a cash merger. Completion of the acquisition is subject to, among other things, the execution and delivery of mutually acceptable definitive agreements and approval of the Company’s board of directors and shareholders. If the proposed acquisition is completed, the Company’s securities would be delisted from the NASDAQ/NMS and the Company would terminate the registration of such shares with the United States Securities and Exchange Commission (the “SEC”).

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own an aggregate of 3,787,104 shares of the Class B Stock, representing approximately 52.7% of the shares of the Class B Stock as of the date of this filing (based on: 5,192,343 shares of the Class B Stock outstanding as of February 17, 2004, plus (in accordance with Rule 13d-3(d)(1)(i)(D)): (a) 724,348 shares of the Class B Stock issuable to the Reporting Persons upon the exercise of stock options exercisable within 60 days of February 26, 2004; (b) 906,771 shares of the Class A Stock, immediately convertible by the Reporting Persons into the Class B Stock, outstanding as of February 17, 2004; and (c) 362,832 shares of the Class A Stock, immediately convertible by the Reporting Persons into the Class B Common Stock, issuable to the Reporting Persons upon the exercise of stock options exercisable within 60 days of February 26, 2004).

(b) As of the date of this Statement, Mr. O’Neill has the sole power to vote and direct the disposition of: (a) the 21,691 shares of the Class B Stock owned by him; (b) the 724,348 shares of the Class B Stock issuable to Mr. O’Neill upon the exercise of stock options exercisable within 60 days of February 26, 2004; (c) the 906,771 shares of the Class A Stock owned by him (immediately convertible into the Class B Stock); and (d) the 362,832 shares of the Class A Stock (immediately convertible into the Class B Stock) issuable to Mr. O’Neill upon the exercise of stock options exercisable within 60 days of February 26, 2004.

As of the date of this Statement, Mr. Violich has the sole power to vote and direct the disposition of the 59,000 shares of the Class B Stock held by him.

As of the date of this Statement, Mr. Uberoi has the sole power to vote and direct the disposition of the 343,490 shares of the Class B Stock held by him.

As of the date of this Statement, Sterling Management Trust has the sole power to vote and direct the disposition of the 20,000 shares of the Class B Stock held by it. Mr. Peter Sterling, by reason of his position as Trustee of the Sterling Management Trust, and his power to revoke the Sterling Management Trust, and his wife Sara Sterling, by reason of her power to revoke the Sterling Management Trust, may also be deemed to have the power to vote and direct the disposition of the 20,000 shares of the Class B Stock held by Sterling Management Trust.

As of the date of this Statement, Mr. Mullin has the sole power to vote and direct the disposition of the 69,572 shares of the Class B Stock held by him.

As of the date of this Statement, Mr. Seligman has the sole power to vote and direct the disposition of the 1,229,600 shares of the Class B Stock held by the Scott J. Seligman Revocable Living Trust, of which he is the controlling person.

As of the date of this Statement, Mr. Bratton has the sole power to vote and direct the disposition of the 10,800 shares of the Class B Stock held by BF Investments, L.P. (whose General Partner is DKB Management, Inc.—100% owned by Doug Bratton), and shared power (with his wife, Anne Marie Bratton) to vote the 36,500 shares held in a joint account with his wife. In addition, BF Investments, L.P. and DKB Management, Inc. may be deemed to have the power to vote and direct the disposition of the 10,800 shares of the Class B Stock held by BF Investments, L.P.

As of the date of this Statement, Mr. Hallman has the direct power to vote and direct the disposition of the 2,500 shares of the Class B Stock held by the Peter Sterling, Jr. 1990 Trust, of which he is the trustee.

(c) Recent transactions:

i.	Within the past 60 days, Mr. O’Neill has not effected any transactions with regard to the securities of the Company.

ii.	Within the past 60 days, Mr. Violich has not effected any transactions with regard to the securities of the Company.

iii.	Within the past 60 days, Mr. Uberoi effected the following transactions with regard to the securities of the Company:

a.	On January 8, 2004, Mr. Uberoi purchased 18,700 shares of the Class B Stock at $3.25 per share on the open market;

b.	On January 9, 2004, Mr. Uberoi purchased 58,300 shares of the Class B Stock at $3.24 per share on the open market;

c.	On January 12, 2004, Mr. Uberoi purchased 22,390 shares of the Class B Stock at $3.29 per share on the open market;

d.	On January 20, 2004, Mr. Uberoi purchased 27,240 shares of the Class B Stock at $3.35 per share on the open market; and

e.	On January 21, 2004, Mr. Uberoi purchased 16,250 shares of the Class B Stock at $3.52 per share on the open market.

iv.	Within the past 60 days, Sterling Management Trust has not effected any transactions with regard to the securities of the Company.

v.	Within the past 60 days, Mr. Mullin has not effected any transactions with regard to the securities of the Company.

vi.	Within the past 60 days, Mr. Seligman has not effected any transactions with regard to the securities of the Company.

vii.	Within the past 60 days, Mr. Bratton effected the following transactions with regard to the securities of the Company:

a.	On December 29, 2003, Mr. Bratton and his wife purchased 2,000 shares of the Class B Stock at $3.12 per share on the open market;

b.	On January 6, 2004, Mr. Bratton and his wife purchased 100 shares of the Class B Stock at $3.17 per share on the open market;

c.	On January 7, 2004, Mr. Bratton and his wife purchased 1,300 shares of the Class B Stock at $3.17 per share on the open market;

d.	On January 8, 2004, Mr. Bratton and his wife purchased 10,000 shares of the Class B Stock at $3.18 per share on the open market;

e.	On January 8, 2004, Mr. Bratton and his wife purchased 8,600 shares of the Class B Stock at $3.17 per share on the open market;

f.	On January 8, 2004, Mr. Bratton and his wife purchased 2,000 shares of the Class B Stock at $3.18 per share on the open market; and

g.	On January 9, 2004, Mr. Bratton and his wife purchased 1,000 shares of the Class B Stock at $3.15 per share on the open market.

h.	On January 16, 2004, BF Investments, L.P. (whose general partner is DKB Management, Inc.—100% owned by Doug Bratton) purchased 10,800 shares of the Class B Stock at $3.19 per share on the open market.

viii.	Within the past 60 days, Mr. Hallman has not effected any transactions with regard to the securities of the Company.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Jeffrey O’Neill is party to an agreement dated April 23, 1998 with SBIC Partners, L.P. (“SBIC”), Exeter Equity Partners, L.P. and Exeter Venture Lenders, L.P. (together with Exeter Equity Partners, L.P., “Exeter”), pursuant to which Mr. O’Neill is entitled to certain co-sale rights and a right of first refusal with respect to certain sales by SBIC or Exeter of the common stock of the Company involving more than $1 million and not to a bona fide purchaser in the public market. A copy of the agreement is attached hereto as Exhibit 99.3.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement by and between Jeffrey B. O’Neill, Paul Violich, Hank Uberoi, Sterling Management Trust, Peter Mullin, Scott Seligman, Doug Bratton and William Hallman, dated as of February 24, 2004.

99.2	Form Commitment Letter by and between O’Neill LLC, and each of Jeffrey B. O’Neill, Paul Violich, Hank Uberoi, Sterling Management Trust, Peter Mullin, Scott Seligman, Bruce Taylor, Doug Bratton and William Hallman, dated as of February 24, 2004.

99.3	Agreement by and between Jeffrey B. O’Neill, SBIC Partners, L.P., Exeter Equity Partners, L.P. and Exeter Venture Lenders, L.P., dated as of April 23, 1998.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

Jeffrey B. O’Neill

/s/ Jeffrey B. O’Neill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

Paul Violich

/s/ Paul Violich

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

Hank Uberoi

/s/ Hank Uberoi

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

Sterling Management Trust

/s/ Peter Sterling

By: Peter Sterling Its: Sole Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

Peter Mullin

/s/ Peter Mullin

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

Scott Seligman

/s/ Scott Seligman

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

Doug Bratton

/s/ Doug Bratton

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

William Hallman

/s/ William Hallman

ANNEX A TO SCHEDULE 13D

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Jeffrey B. O’Neill c/o Golden State Vintners 607 Airpark Road Napa, California 94558	Chief Executive Officer	Golden State Vintners, Inc. (Premium Winery) 607 Airpark Road Napa, California 94558

Paul Violich c/o Paul A. Violich, Inc. 353 Sacramento Street San Francisco, California 94111	Investment Management	Paul A Violich, Inc. (Investment Management) 353 Sacramento Street San Francisco, California 94111

Hank Uberoi c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603	Chief Operating Officer	Citadel Investment Group, L.L.C. (Investments) 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Peter Mullin c/o Mullin Consulting, Inc. 644 South Figueroa Street Los Angeles, California 90017	Chairman	Mullin Consulting, Inc. (Executive Compensation and Benefits Consulting and Insurance Agents) 644 South Figueroa Street Los Angeles, California 90017

Scott Seligman c/o Seligman & Associates One Towne Square Suite 1913 Southfield, Michigan 48076	President	Seligman & Associates (Real Estate) One Towne Square Suite 1913 Southfield, Michigan 48076

Doug Bratton c/o Bratton Capital Management, L.P. 201 Main Street Suite 1900 Fort Worth, Texas 76102	Investments	Bratton Capital Management, L.P. (Investments) 201 Main Street Suite 1900 Fort Worth, Texas 76102

William Hallman c/o Kelly, Hart & Hallman, P.C. 201 Main Street Suite 2400 Fort Worth, Texas 76102	Attorney	Kelly, Hart & Hallman, P.C. (Law Firm) 201 Main Street Suite 2400 Fort Worth, Texas 76102

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Peter Sterling 201 Main Street Suite 3200 Fort Worth, Texas 76102	Chief Financial Officer	Sid R. Bass, Inc. and Lee M. Bass, Inc. (Investments) 201 Main Street Suite 3200 Fort Worth, Texas 76102

Sara Sterling 201 Main Street Suite 3200 Fort Worth, Texas 76102	Personal Investments	Sara Sterling (Personal Investments) 201 Main Street Suite 3200 Fort Worth, Texas 76102

Anne Marie Bratton 201 Main Street Suite 1900 Fort Worth, Texas 76102	Personal Investments	Anne Marie Bratton (Personal Investments) 201 Main Street Suite 1900 Fort Worth, Texas 76102

Each person listed above is a citizen of the United States of America.

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL OFFICE
Sterling Management Trust 201 Main Street Suite 3200 Fort Worth, Texas 76102	Texas	Revocable Grantor Trust	201 Main Street Suite 3200 Fort Worth, Texas 76102

BF Investments, L.P. 201 Main Street Suite 1900 Fort Worth, Texas 76102	Texas	Investments	201 Main Street Suite 1900 Fort Worth, Texas 76102

DKB Management, Inc. 201 Main Street Suite 1900 Fort Worth, Texas 76102	Texas	Investments	201 Main Street Suite 1900 Fort Worth, Texas 76102

ANNEX B TO SCHEDULE 13D

Investor	Shares of Common Stock of the Company	Cash

Jeffrey B. O’Neill	928,462	$3,878,868

Paul Violich	59,000	3,795,524

Hank Uberoi	343,490	1,644,597

Peter Sterling	20,000	407,816

Peter Mullin	69,572	635,242

Scott Seligman	562,004

Doug Bratton	47,300	241,286

William Hallman		519,427

Total	2,029,828	$11,122,760

B-1